XCERRA CORPORATION

825 University Avenue

Norwood, MA 02062

June 11, 2014

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Russell Mancuso

Re:	Xcerra Corporation
Registration Statement on Form S-3
File No. 333-195033
Request for Acceleration

Dear Mr. Mancuso:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Xcerra Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-195033) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on June 12, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Erika Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6402.

Very truly yours,

XCERRA CORPORATION

/s/ David G. Tacelli
David G. Tacelli
President and Chief Executive Officer

cc:	Erika Robinson, Esq., Wilmer Cutler Pickering Hale and Dorr LLP